Exhibit 14.1

Blue Coat Systems Inc.

Executive Code of Ethics

As a public company, it is of critical importance that the reports of Blue Coat Systems Inc (“Blue Coat” or the “Company”) filed with the Securities and Exchange Commission be accurate, complete and timely. The Company expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The Company’s Finance Department has a special responsibility to promote integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. As such, the Board of Directors of the Company requires that the Chief Executive Officer, the Chief Financial Officer and senior Finance Department personnel adhere to the following ethical principles and accept the obligation to foster a culture throughout the Company as a whole that ensures the accurate and timely reporting of the Company’s financial results and condition.

Because of this special role, the Chief Executive Officer, Chief Financial Officer, Corporate Controller and any other persons performing similar functions (the “Reporting Employees”) are bound by the following Code of Ethics, and by accepting this document, each agrees that he or she will adhere to and advocate the following principles and responsibilities governing professional and ethical conduct:

1.	Act with honesty and integrity and use due care and diligence in performing his/her responsibilities to the Company.

2.	Avoid situations that represent actual or apparent conflicts of interest with his/her responsibilities to the Company, and disclose promptly to the Board of Directors, any transaction or personal or professional relationship that reasonably could be expected to give rise to such an actual or apparent conflict. Without limiting the foregoing, and for the sake of avoiding an implication of impropriety, Reporting Employees shall not:

•	Accept any material gift or other gratuitous benefit from a supplier or vendor of products or services, including professional services, to the Company (this prohibition is not intended to preclude ordinary course entertainment or similar social events);

•	Except with the approval of the disinterested independent members of the Company’s Board of Directors, directly invest or maintain a direct investment in any privately held company that is a customer, partner or vendor of the Company where the Reporting Employee, either directly or through people in his/her chain of command, has responsibility or ability to affect or implement Blue Coat’s relationship with the other company;

•	Except with the approval of the disinterested independent members of the Company’s board of directors, directly invest or maintain a direct investment in a public company that is a customer, partner, or vendor of the Company where the amount of such investment represents more than 5% of the Reporting employee’s net worth (with net worth being calculated to include the equity in his/her principal residence);

•	Except with the approval of the disinterested independent members of the Company’s board of directors, directly invest or maintain a direct investment in a public company that is a material customer, partner, or vendor of the Company where materiality is determined as whether the Company’s agreement with such entity is filed with the Company’s periodic reports or if revenue attributable to such entity represents greater than 10% of the Company’s revenues; or

•	Maintain more than a passive investment of greater than 1% of the outstanding shares of a public company that is a customer, partner or vendor of the Company.

3.	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable, including information for inclusion in the Company’s submissions to governmental agencies or in public statements.

4.	Comply with applicable laws, rules, and regulations of federal, state and local governments, and of any applicable public or private regulatory and listing authorities.

5.	Respect and safeguard the confidentiality of information acquired in the course of his/her work except when authorized or legally obligated to disclose such information.

6.	Share knowledge and maintain skills important and relevant to the performance of his/her duties.

7.	Proactively promote ethical behavior as a responsible partner among peers in the work environment.

8.	Achieve responsible use of and control over all assets and resources entrusted to each Reporting Employee.

9.	Work cooperatively with the Company’s independent auditors in their review of the Company’s financial statements and disclosure documents.

10.	Promptly report violations of this code to the the Board of Directors .

11.	Be accountable for his/her compliance with this code as well as all those under supervision to whom the code applies, and recognize that deviations from this code may result in disciplinary action against the Reporting Employee by the Company, including termination.

This Code of Ethics shall be reviewed periodically by the Board of Directors or a committee thereof and shall be updated as deemed appropriate or necessary by the Board and/or such committee. Company management shall obtain written acceptance of this code and maintain records thereof from each Reporting Employee. A copy of this Code of Ethics and any subsequent updates hereto shall be made available to the public on the Blue Coat website.